Exhibit 99.1

## JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value per share, of Hudson Pacific Properties, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

**BALYASNY ASSET MANAGEMENT L.P.**

By:     /s/ Scott Schroeder

Name: Scott Schroeder
Title:  Authorized Signatory

**BAM GP LLC**

By:     /s/ Scott Schroeder

Name: Scott Schroeder
Title:  Authorized Signatory

**BALYASNY ASSET MANAGEMENT HOLDING LP**

By:     /s/ Scott Schroeder

Name: Scott Schroeder
Title:  Authorized Signatory

**DAMES GP LLC**

By:     /s/ Scott Schroeder

Name: Scott Schroeder
Title:  Authorized Signatory

**DMITRY BALYASNY**

By:     /s/ Dmitry Balyasny